C M

SECURI[TIES AND EXCHANGE COMMISS]ION

15047709

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAGE, RUTTY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CORPORATE WOODS, SUITE 300
(No. and Street)

ROCHESTER	NEW YORK	14614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES P. BURKE (585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEJOY, KNAUF & BLOOD, LLP
(Name – *if individual, state last, first, middle name*)

39 STATE STREET, SUITE 600	ROCHESTER	NEW YORK	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/4/15

OATH OR AFFIRMATION

I, JAMES P. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGE, RUTTY & CO., INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP - FINANCE

Title

Notary Public

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, # 01CA6159138
Commission Expires 1/16/20 19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE, RUTTY & CO., INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2014
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SAGE, RUTTY & CO., INC.

TABLE OF CONTENTS

DEJOY, KNAUF
& BLOOD LLP
certified public accountants

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

We have audited the accompanying financial statements of Sage, Rutty & Co., Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Sage, Rutty & Co., Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

February 27, 2015.

SAGE, RUTTY & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

	2014	2013
ASSETS		
Cash	$ 2,532,702	$ 2,284,530
Firm margin deposit	-	179,218
Receivable from brokers or dealers	1,010,594	988,761
Securities owned, at fair value	1,422,360	2,233,450
Deposits and other assets	671,995	631,240
Furniture and equipment, net	86,453	122,841
TOTAL ASSETS	$ 5,724,104	$ 6,440,040
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Payable to brokers or dealers	$ 65,559	$ 886,793
Accrued compensation and related taxes	868,726	661,096
Accrued profit sharing	474,118	405,512
Dividends payable	202,270	200,565
Other accrued expenses	144,896	132,869
Deferred rent payable	95,312	100,054
Deferred income tax liability	274,834	287,778
Income taxes payable	106,100	40,860
Total liabilities	2,231,815	2,715,527
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Class A common stock, $0.01 par value 100,000 shares authorized; 84,000 shares issued	840	840
Class B common stock, $0.01 par value 100,000 shares authorized	29	15
Additional paid-in capital	482,650	365,666
Retained earnings	6,197,594	5,779,373
	6,681,113	6,145,894
Less - treasury stock, at cost, 46,396 and 40,880 shares as of December 31, 2014 and 2013, respectively	(3,188,824)	(2,421,381)
Total stockholders' equity	3,492,289	3,724,513
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,724,104	$ 6,440,040

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

	2014	2013
REVENUES:		
Commission income	$ 5,948,815	$ 5,852,838
Investment advisory fees	6,075,107	4,935,758
Interest and dividends	59,327	62,057
Underwriting income	90,358	12,799
Realized and unrealized gains on securities owned, net	176,464	416,776
Other income	85,683	48,948
	12,435,754	11,329,176
EXPENSES:		
Employee compensation, payroll taxes and benefits	9,601,645	8,382,865
Occupancy	491,505	501,889
Communications	371,892	327,598
Legal and professional fees	119,493	188,751
Advertising and marketing	166,753	159,413
Securities clearing expense	122,099	132,922
Association dues and registration fees	97,797	95,135
Interest	1,286	5,457
Other operating expenses	431,917	376,882
	11,404,387	10,170,912
INCOME BEFORE PROVISION FOR INCOME TAXES	1,031,367	1,158,264
PROVISION FOR INCOME TAXES	(410,876)	(453,588)
NET INCOME	$ 620,491	$ 704,676

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
BALANCE, January 1, 2013	$ 840	$ -	$ 260,903	$ 5,275,262	$ (2,191,594)	$ 3,345,411
Dividends on common stock	-	-	-	(200,565)	-	(200,565)
Issuance of 1,450 shares of Class B common stock	-	15	104,763	-	-	104,778
Repurchase of 3,180 shares of Class A common stock, at cost	-	-	-	-	(229,787)	(229,787)
Net income	-	-	-	704,676	-	704,676
BALANCE, December 31, 2013	840	15	365,666	5,779,373	(2,421,381)	3,724,513
Dividends on common stock	-	-	-	(202,270)	-	(202,270)
Issuance of 1,400 shares of Class B common stock	-	14	116,984	-	-	116,998
Repurchase of 5,516 shares of Class A common stock, at cost	-	-	-	-	(767,443)	(767,443)
Net income	-	-	-	620,491	-	620,491
BALANCE, December 31, 2014	$ 840	$ 29	$ 482,650	$ 6,197,594	$ (3,188,824)	$ 3,492,289

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 620,491	$ 704,676
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	52,618	73,527
Deferred income tax (benefit) expense	(12,944)	132,749
Unrealized gain on securities owned, net	(175,703)	(407,560)
Realized gain on securities owned, net	(761)	(9,216)
Decrease in firm margin deposit	179,218	216,820
Increase in receivable from brokers or dealers	(21,833)	(144,935)
Net sale of securities owned	987,554	160,168
(Increase) decrease in deposits and other assets	(40,755)	8,764
Decrease in payable to brokers or dealers	(821,234)	(45,712)
Increase in accrued compensation and related taxes	207,630	130,716
Increase in accrued profit sharing	68,606	29,203
Increase in other accrued expenses	12,027	3,077
Decrease in deferred rent payable	(4,742)	(4,741)
Increase in income taxes payable	65,240	18,877
Total adjustments	494,921	161,737
Net cash provided by operating activities	1,115,412	866,413
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(16,230)	(26,148)
Net cash used in investing activities	(16,230)	(26,148)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock	(767,443)	(229,787)
Proceeds from issuance of Class B common stock	116,998	104,778
Dividends paid	(200,565)	-
Net cash used in financing activities	(851,010)	(125,009)
NET INCREASE IN CASH	248,172	715,256
CASH, beginning of year	2,284,530	1,569,274
CASH, end of year	$ 2,532,702	$ 2,284,530
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 1,286	$ 5,457
Cash paid for income taxes	$ 352,633	$ 304,341
NON-CASH FINANCING ACTIVITIES:		
Dividends payable	$ 202,270	$ 200,565

The accompanying notes to financial statements are an integral part of these statements.

1. BUSINESS DESCRIPTION

Sage, Rutty & Co., Inc. (the "Company") is a securities broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to First Clearing, LLC, (the "Clearing Broker"), a New York Stock Exchange member firm, on a fully disclosed basis.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, the valuation of securities owned, the valuation of deferred income taxes, and the depreciable lives of furniture and equipment. Accordingly, actual results may differ from those estimates.

Cash -

The Company has defined cash as highly liquid investments with a maturity of three months or less when purchased, including money market funds, which are not held for sale in the ordinary course of business.

Revenue recognition -

Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Investment advisory fees are received quarterly but are recognized as earned over the terms of the contract. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Receivable from brokers or dealers and allowance for doubtful accounts -

The Company extends credit to its Clearing Broker and other companies in the financial services industry in the normal course of business. Management periodically reviews the sufficiency of the allowance for doubtful accounts, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at December 31, 2014 and 2013. Accounts are charged off against the allowance for doubtful accounts when management determines such accounts are uncollectible.

Securities owned -

Securities owned are stated at fair value. Realized and unrealized gains or losses are recorded net in the accompanying statements of income. Net realized and unrealized gains on securities owned was $176,464 and $416,776 for the years ended December 31, 2014 and 2013, respectively.

A portion of the Company's securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $0 and $179,218 at December 31, 2014 and 2013, respectively.

Depreciation -

Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the related assets, which are as follows:

Leasehold improvements	6 years
Furniture and equipment	3 - 7 years
Vehicle	5 years

Depreciation expense totaled $52,618 and $73,527 for the years ended December 31, 2014 and 2013, respectively.

Furniture and equipment -

Furniture and equipment are generally stated at cost. However, the Company reviews long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate their carrying amounts may not be recoverable. If such events or changes in circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. At December 31, 2014 and 2013, there were no such impairments.

Fair value measurements -

The framework for measuring fair value provides a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Advertising -

Advertising costs are expensed as incurred. Advertising expenses were $68,863 and $78,835 for the years ended December 31, 2014 and 2013, respectively.

Income taxes -

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

Subsequent events -

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued.

3. SECURITIES OWNED

The following is a summary of securities owned at December 31, 2014:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 539,991	$821,566	$ (39,197)	$1,322,360
Preferred stock	100,000	-	-	100,000
Total securities owned	$ 639,991	$821,566	$ (39,197)	$1,422,360

The following is a summary of securities owned at December 31, 2013:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 539,991	$653,286	$ (49,357)	$1,143,920
Preferred stock	100,000	-	-	100,000
Variable annuities	100,000	1,438	(840)	100,598
Municipal and non-convertible corporate bonds	886,793	3,345	(1,206)	888,932
Total securities owned	$1,626,784	$658,069	$ (51,403)	$2,233,450

4. FAIR VALUE MEASUREMENTS

The fair value of securities owned on a recurring basis at December 31, 2014 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$1,322,360	$ -	$ -	$1,322,360
Preferred stock	-	-	100,000	100,000
	$1,322,360	$ -	$100,000	$1,422,360

The fair value of securities owned on a recurring basis at December 31, 2013 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$1,143,920	$ -	$ -	$1,143,920
Preferred stock	-	-	100,000	100,000
Variable annuities	-	100,598	-	100,598
Municipal and non-convertible corporate bonds	-	888,932	-	888,932
	$1,143,920	$989,530	$100,000	$2,233,450

The fair value of domestic common stocks is based on quoted market prices. They are classified as Level 1 since they are traded in an active market for which closing prices are readily available. The fair value of variable annuities is based on the net asset value as provided by the insurance company. They are classified as Level 2 since these prices are not available on exchanges and may be subject to a surrender charge upon liquidation. The fair value of municipal and non-convertible corporate bonds is based on market prices from available sources. They are classified as Level 2 since these prices are based on similar instruments in active markets. The fair value of the preferred stock is based on the cost of the stock acquired in a privately held company. Management believes that the valuation of the preferred stock approximates fair value but since an established exit price does not exist as of measurement date, this security is recorded as a Level 3 asset. There have been no changes in Level 3 assets measured at fair value during both years ended December 31, 2014 and 2013.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the reporting date.

There have been no changes in the fair value methodologies used at December 31, 2014 and 2013.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31:

	2014	2013
Leasehold improvements	$ 9,108	$ 9,108
Furniture and equipment	515,049	498,819
Vehicle	46,875	46,875
	571,032	554,802
Less - accumulated depreciation	(484,579)	(431,961)
Furniture and equipment, net	$ 86,453	$ 122,841

6. LINE OF CREDIT

The Company has an unsecured line of credit agreement with Manufacturers and Traders Trust Company (the "Bank") with maximum borrowings of $750,000. Interest is payable monthly at the Bank's prime rate (the prime rate was 3.25% at December 31, 2014). There were no outstanding borrowings under the line of credit at December 31, 2014 or 2013.

7. COMMITMENTS

The Company has entered into a lease agreement for office space expiring November 30, 2019, with the first two and a half months rent-free. The lease agreement also includes scheduled rent increases. The effect of the rent free period as well as the scheduled rent increases are accrued as deferred rent and is being amortized over the life of the lease to achieve a level monthly rental expense. Under the agreement, the Company will have the option at the end of the lease term to extend the agreement for up to an additional ten years.

The Company also leases copiers under a non-cancelable lease agreement which extends through July, 31, 2019.

Estimated future minimum lease payments required under the above lease agreements are as follows:

Years ending December 31,	
2015	$ 347,070
2016	363,570
2017	363,570
2018	363,570
2019	327,583
	$1,765,363

Rental expense totaled $323,759 for both years ended December 31, 2014 and 2013.

In addition to the base rental payments, the Company is required to pay its pro-rata share of electricity and real estate taxes.

The Company is subject to a clearing agreement with the Clearing Broker to provide clearing, execution, and other services to the Company. The agreement automatically renews for twelve months unless advance termination notice is provided by either party thirty days prior to the automatic renewal date. Termination of the agreement for other reasons by either party could result in a termination fee to be paid by the Company.

8. INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31:

	2014	2013
Current -		
Federal	$344,132	$259,833
State	79,688	61,006
	423,820	320,839
Deferred -		
Federal	(11,372)	116,627
State	(1,572)	16,122
	(12,944)	132,749
	$410,876	$453,588

Deferred income tax assets and liabilities are comprised of the following at December 31:

	2014	2013
Deferred income tax assets (liabilities) -		
Unrealized securities gain, net	$(302,777)	$(234,780)
Prepaid asset arrangements	(64,699)	(73,227)
Accrued compensation	56,830	-
Deferred rent payable	36,886	38,721
Depreciation and amortization	(15,993)	(28,689)
Federal benefit of state tax reserve	10,120	10,120
Other accrued expenses	4,799	77
	$(274,834)	$(287,778)

A reconciliation of the income tax provision computed by applying the statutory United States federal income tax rate and the income tax provision reflected in the accompanying statements of income are as follows for the years ended December 31:

	2014	2013
Provision at federal statutory rate	$350,665	$393,810
State income tax provision, net of federal income tax effects	51,023	56,384
Nondeductible expenses	19,484	14,412
Tax-exempt income	(10,296)	(11,018)
Total	$410,876	$453,588

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2014, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2011 through 2014 tax years. At December 31, 2014 and 2013, a liability for uncertain tax positions was $32,032 and $32,105, respectively, and is reported in other accrued expenses on the accompanying statements of financial position.

9. RETIREMENT PLAN

The Company has a retirement plan that offers substantially all employees (who meet certain eligibility requirements) the opportunity to participate in a profit sharing 401(k) plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer a maximum of 100% of their compensation, not to exceed the annual limitation prescribed under the Internal Revenue Code and may select from a number of available investment options. The Company may elect to make a profit sharing contribution, at its discretion. Total Company contributions to the Plan were $474,118 and $405,512 for the years ended December 31, 2014 and 2013, respectively.

10. STOCKHOLDERS' EQUITY

The holders of the Class A voting common stock are entitled to one vote for each share held at all meetings of stockholders and shall have the sole and exclusive right to vote on or approve any corporate action requiring stockholder approval. All other rights of the Class A voting common stock and Class B non-voting common stock are identical. There were 37,604 and 43,120 shares of Class A common stock issued and outstanding at December 31, 2014 and 2013, respectively. There were 2,850 and 1,450 shares of Class B non-voting common stock issued and outstanding at December 31, 2014 and 2013, respectively.

During the years ended December 31, 2014 and 2013, the Company purchased shares of its Class A common stock from stockholders for $767,443 and $229,787, respectively.

11. CREDIT RISK CONCENTRATIONS

The Company maintained bank balances that, at times, exceeded the federally insured limit during the years ended December 31, 2014 and 2013. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

As discussed in Note 1, the Company executes transactions and introduces them to the Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $2,317,978 which was $2,067,978 in excess of its required net capital of $250,000. The Company's net capital ratio was .816 to 1.

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 3,492,289
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		3,492,289
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		$ 3,492,289
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	$ 858,448	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities	-	
D. Other deductions and/or charges	-	(858,448)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		2,633,841
9. Haircuts on securities:		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	242,099	
D. Undue concentration	73,764	
E. Other	-	(315,863)
10. Net capital		$ 2,317,978

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$ 126,095
12. Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
13. Net capital requirement (greater of line 11 or 12)	$ 250,000
14. Excess net capital (line 10 less 13)	$ 2,067,978
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 2,017,978

(Continued on page 15)

The accompanying notes to financial statements are an integral part of this schedule.

SCHEDULE I

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	1,891,422
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
19. Total aggregate indebtedness	$	1,891,422
20. Percentage of aggregate indebtedness to net capital		81.6%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2014)

Excess net capital per the Company's FOCUS Report (unaudited)	$	1,836,495
Adjustments made to income and expense accounts which decrease ownership equity		(93,538)
Decrease to non-allowable assets		317,720
Decrease in haircuts on securities		7,301
Excess net capital per this computation	$	2,067,978

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2014

Exemption under SEC Rule 15c3-3 section (k)(2)(ii) has been claimed

The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.

The accompanying notes to financial statements
are an integral part of this schedule.

SageRutty
And Company, Inc.

100 Corporate Woods, Suite 300
Rochester, New York 14623
phone 585.232.3760
fax 1.866.902.0273
1.800.733.1133
www.sagerutty.com

Exemption Report

Sage Rutty & Co., Inc.'s Assertions

We confirm, to the best of our knowledge and belief, that:

1. Sage Rutty & Co., Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. Sage Rutty & Co., Inc. met the identified exemption provisions in SEC rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.

Wayne F. Holly
President & CEO

DEJOY, KNAUF
& BLOOD LLP
certified public accountants

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

We have reviewed management's statements, including the accompanying Exemption Report, in which (1) Sage, Rutty & Co., Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeJoy, Knauf & Blood, LLP

February 27, 2015.

SAGE, RUTTY & CO., INC.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)
YEAR ENDED DECEMBER 31, 2014

DeJoy, Knauf
& Blood LLP
certified public accountants

Rochester, New York

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Sage, Rutty & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating Sage, Rutty & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. Sage, Rutty & Co., Inc.'s management is responsible for Sage, Rutty & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, as follows:

   We compared the payment dated July 28, 2014 in the amount of $8,998 to the year-to-date December 31, 2014 check register obtained from Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We also obtained and reviewed check number 84459 dated July 28, 2014. In addition, we obtained the payment dated February 19, 2015 in the amount $9,544, and reviewed the check number 85159. We noted no differences.

2. Compared the Total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the Total revenue reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014. We noted no differences.

3. Compared amounts reported on page 2, items 2b and 2c of Form SIPC-7 with supporting schedules and work papers as follows:

a. Compared deductions on line 1, Revenues from the distribution of shares of a registered open end investment company, of $4,697,578 to a report from the Sage 50 accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

b. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $134,144 to a report from the Sage 50 accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

c. Compared deductions on line 5, Net gain from securities in investment accounts, of $176,464, to a report from the Sage 50 accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

d. Compared deductions on line 8, Other revenue not related either directly or indirectly to the securities business, of $9,425 to a report from the Sage 50 accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

e. Compared deductions on line 9(i), Total interest and dividend expense, of $1,286 from the Sage 50 accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the arithmetical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $7,416,857 and $18,542, respectively of the Form SIPC-7. We noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

February 27, 2015.

DEJOY, KNAUF & BLOOD LLP
certified public accountants